SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Boise Inc.

(Name of Subject Company (Issuer))

Bee Acquisition Corporation

a wholly-owned subsidiary of

Packaging Corporation of America

(Name of Filing Persons, Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Kent A. Pflederer

Senior Vice President—Legal and Administration

1955 West Field Court

Lake Forest, Illinois 60045

(847) 482-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Philip J. Niehoff, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606

Telephone: (312) 782-0600

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,286,113,114.95	$175,425.83

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (1) the product of (a) $12.55, the per share tender price, and (b) 102,197,326 shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., which includes restricted stock, restricted stock units and performance stock units, and (2) the product of (a) the difference between (x) $12.55 and (y) an exercise price of $8.34 (the weighted-average exercise price of outstanding options with an exercise price less than $12.55) and (b) 840,065 Shares issuable pursuant to such outstanding options.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by .00013640.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Bee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Packaging Corporation of America, a Delaware corporation (“Parent”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., a Delaware corporation (“Boise”), at a price of $12.55 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 26, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of September 16, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Boise, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Boise Inc., a Delaware corporation. Its principal executive office is located at 1111 West Jefferson Street, Suite 200, Boise, Idaho 83702-5388, and its telephone number is (208) 384-7000.

(b) This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares for $12.55 per Share, net to the holder thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the “Introduction” to the Offer to Purchase is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material United States Federal Income Tax Consequences,” “Certain Effects of the Offer” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with Boise” and “The Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Boise” and “The Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Boise,” “Purpose of the Offer; Plans for Boise” “Dividends and Distributions” and “Certain Effects of the Offer” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not Applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the section of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 26, 2013.

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press release issued by Parent and Boise on September 16, 2013 (incorporated by reference to Exhibit 99.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on September 26, 2013.

(a)(5)(C)	Slide Presentation, dated September 16, 2013 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(D)	Letter to employees, dated September 16, 2013 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(E)	Complaint filed on September 20, 2013 in the Court of Chancery of the State of Delaware, captioned Ratley v. Boise Inc., et al. (Case No. 8933).

(a)(5)(F)	Complaint filed on September 25, 2013 in the Court of Chancery of the State of Delaware, captioned DCM Multi-Manager Fund, LLC v. Boise Inc., et al. (Case No. 8944).

(b)(1)	Commitment Letter, dated as of September 16, 2013, by and among Packaging Corporation of America, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2013, by and among Parent, Purchaser and Boise (incorporated by reference to Exhibit 2.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(d)(2)	Confidentiality Agreement, dated as of September 6, 2013, between Parent and Boise Paper Holdings, L.L.C.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2013

BEE ACQUISITION CORPORATION

By:	/s/ Mark W. Kowlzan
Name:	Mark W. Kowlzan
Title:	President

PACKAGING CORPORATION OF AMERICA

By:	/s/ Mark W. Kowlzan
Name:	Mark W. Kowlzan
Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 26, 2013.

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press release issued by Parent and Boise on September 16, 2013 (incorporated by reference to Exhibit 99.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on September 26, 2013.

(a)(5)(C)	Slide Presentation, dated September 16, 2013 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(D)	Letter to employees, dated September 16, 2013 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(E)	Complaint filed on September 20, 2013 in the Court of Chancery of the State of Delaware, captioned Ratley v. Boise Inc., et al. (Case No. 8933).

(a)(5)(F)	Complaint filed on September 25, 2013 in the Court of Chancery of the State of Delaware, captioned DCM Multi-Manager Fund, LLC v. Boise Inc., et al. (Case No. 8944).

(b)(1)	Commitment Letter, dated as of September 16, 2013, by and among Packaging Corporation of America, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2013, by and among Parent, Purchaser and Boise (incorporated by reference to Exhibit 2.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(d)(2)	Confidentiality Agreement, dated as of September 6, 2013, between Parent and Boise Paper Holdings, L.L.C.

(g)	Not applicable.

(h)	Not applicable.